UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Omniture, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

68212S109
(CUSIP Number of Class of Securities)

Copies to:
Shawn J. Lindquist
Chief Legal Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
801.722.7000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Robert G. O’Connor, Esq.
John Randall Lewis, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower, Suite 3300
San Francisco, California 94105
415.947.2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,650,000	$1,431.27

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that options to purchase 6,698,044 shares of the Issuer’s common stock that are outstanding under certain of the Issuer’s stock plans as of May 13, 2009, will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $25,650,000, calculated based on a Black-Scholes-Merton option pricing model based on a price per share of common stock of $10.60, the closing price of the Issuer’s common stock as reported on The Nasdaq Global Select Market as of May 13, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,431.27
Form or Registration No.:	005-82415
Filing party:	Omniture, Inc.
Date filed:	May 18, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Item 4. Terms of the Transaction
SIGNATURE

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on May 18, 2009, relating to an offer by Omniture, Inc., a Delaware corporation (“Omniture” or the “Company”), to exchange outstanding and unexercised options to purchase up to an aggregate of 6,698,044 shares of the Company’s common stock, whether vested or unvested, that (1) were granted prior to January 1, 2009, with a per share exercise price greater than the closing price of our common stock on May 13, 2009; (2) were granted under the Omniture, Inc. 2006 Equity Incentive Plan, Omniture, Inc. 2007 Equity Incentive Plan, Omniture, Inc. 2008 Equity Incentive Plan, Avivo Corporation 1999 Equity Incentive Plan or Touch Clarity Limited 2006 U.S. Stock Plan; and (3) are held by eligible employees as described in the Offer to Exchange Certain Employee Stock Options for New Options, dated May 18, 2009 (the “Exchange Offer”).
     Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:
     The Exchange Offer expired at 10:00 p.m., Mountain Time, on Monday, June 15, 2009. Pursuant to the Exchange Offer, eligible employees (as defined therein) tendered, and Omniture accepted for cancellation, eligible options (as defined therein) to purchase an aggregate of 4,388,243 shares of Omniture’s common stock from 410 participants, representing approximately 65.5% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. On Monday, June 15, 2009, Omniture granted new options (as defined in the Exchange Offer) to eligible employees to purchase 3,109,238 shares of common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of the new options granted in the Exchange Offer is $12.99, the closing price of Omniture’s common stock as reported by The Nasdaq Global Select Market on June 15, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

OMNITURE, INC.
Date: June 17, 2009	By:	/s/ Michael S. Herring
Michael S. Herring
Chief Financial Officer and Executive Vice President